QUIET LIGHT SECURITIES, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2021
AVAILABLE FOR PUBLIC INSPECTION



DocuSign Envelope ID: 8055BBB4-65C3-4043-BBA1-8F4FFCEF460F

OATH OR AFFIRMATION

I, Oleg Movchan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quiet Light Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CONNIE ZAKARIAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/22/23

Connie Zakarian
Notary Public

Signature: [signature]

Title: Managing Member

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DocuSign Envelope ID: 8055BBB4-65C3-4043-BBA1-8F4FFCEF460F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
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hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47114

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __QUIET LIGHT SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W. Jackson Blvd., Ste. 3602 A
_____
                                               (No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oleg Movchan	312-431-0573	omovchan@qltrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP, Certified Public Accountants
_____
                         (Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Ste. 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009		3407
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quiet Light Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quiet Light Securities, LLC (the "Company") as of December 31, 2021, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quiet Light Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quiet Light Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Quiet Light Securities, LLC's auditor since 2012.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Quiet Light Securities, LLC's financial statement. The supplemental information is the responsibility of Quiet Light Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2022

QUIET LIGHT SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	201,412
Receivable from broker-dealers		20,934,751
Securities owned, at fair value		41,059,245
Right of use asset		723,759
Other assets		10,075
Equipment and leasehold improvements, at cost		
(net of accumulated depreciation and amortization of $3,026,115)		361,645
	$	63,290,887

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	49,366,232
Loan payable - SBA PPP		596,759
Accounts payable and accrued expenses		806,194
Lease liability		723,759
		51,492,944
Member's equity		11,797,943
	$	63,290,887

See accompanying notes.

QUIET LIGHT SECURITIES, LLC

Notes to Financial Statement

December 31, 2021

_____

1. Organization and Business

Quiet Light Securities, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Mercantile Exchange and the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities, index options and financial futures and futures options contracts. The Company is wholly owned by QLPartners, LLC ("QLP") formerly known as Quiet Light Partners, LLC.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Cash Equivalents
Cash equivalents consist of certificates of deposit.

Accounting for Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Lease Accounting ("ASC 842"), which requires leases to record right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases, which are derived from the present value of the future lease payments. For further information, see Note 8 – Commitments.

Revenue Recognition and Financial Instruments Valuation
Valuation of Investments in Securities and Derivatives at Fair Value - Definition and Hierarchy

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

_____

2. Summary of Significant Accounting Policies, continued

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange and which are freely transferable, are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

At December 31, 2021, the Company had net unrealized gain on open futures contracts totaling $5,236,103, which were Level 1 investments. This amount is reflected in receivable from broker-dealers in the statement of financial condition. Gains and losses from investment in equities and derivative instruments are included in trading loss in the statement of operations.

_____

2. **Summary of Significant Accounting Policies, continued**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2021:

		Level 1		Level 2		Level 3		Total
Assets								
Securities owned								
Stocks	$	7,280,723	$	-	$	-	$	7,280,723
Equity options		8,542,881		-		-		8,542,881
Options on futures		25,235,641		-		-		25,235,641
	$	41,059,245	$	-	$	-	$	41,059,245
Liabilities								
Securities sold, not yet purchased								
Stocks	$	3,066,464	$	-	$	-	$	3,066,464
Equity options		7,531,129		-		-		7,531,129
Options on futures		38,768,639		-		-		38,768,639
	$	49,366,232	$	-	$	-	$	49,366,232

At December 31, 2021, the Company held no Level 2 or Level 3 investments.

Financial Instruments
ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges", and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading loss in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in payables from broker- dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. At December 31, 2021, there are open futures contracts totaling a net fair value of $5,236,103.

_____

2. Summary of Significant Accounting Policies, continued

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Revenue Recognition and Securities Valuation
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures".

Depreciation and Amortization
Equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in trading loss in the statement of operations.

2. **Summary of Significant Accounting Policies, continued**

   Financial Instruments-Credit Losses
   In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's financial statement.

   Income Taxes
   The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of QLP. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

   In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2021.

3. **Clearing Agreement**

   The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of ABN. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred stock investment.

4. **Guarantees**

   Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

4. **Guarantees, continued**

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

5. **Credit Concentration**

At December 31, 2021, a significant credit concentration consisted of approximately $12.6 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, ABN. Management does not consider any credit risk associated with this net receivable to be significant.

6. **Loan Payable**

On February 2, 2021, the Company was granted a loan (the "Loan") from LendingClub Bank in the aggregate amount of $596,759, pursuant to the Paycheck Protection Program (the "PPP") established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act").

The Loan, which was in the form of a Note dated February 2, 2021 issued by the Company, matures on February 5, 2026 (five years from the date of disbursement) and bears interest at a rate of 1.00% per annum. Funds from the Loan may only be used for payroll costs and certain other qualified expenses. The Company used the entire Loan amount for qualifying expenses. Under the terms of the PPP, on January 21, 2022 the Small Business Administration (SBA) approved the forgiveness of the entire Loan amount.

7. **Employee Benefit Plan**

The Company has established a salary reduction 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreements.

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8. Commitments

The Company conducts its operations in leased facilities under a non-cancellable lease with a rent escalation rate of 2.4% that expires September 30, 2027. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 1.5% discount rate.

The Company's future annual rental commitments for the office facilities as of December 31, 2021 are as follows:

Year ending December 31,	Amount
2022	$76,993
2023	145,724
2024	149,371
2025	102,052
2026	156,910
2027	127,303
Total	758,353
Imputed Interest	(34,594)
Present Value of Lease Liability	$723,759

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2021, the Company had net capital and net capital requirements of $7,114,792 and $100,000, respectively.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2022, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than the following: As noted in Note 6, the entire $596,759 PPP loan was forgiven on January 21, 2022. From January 1, 2022 to January 31, 2022, the company received capital contributions totaling $800,000.

SUPPLEMENTAL SCHEDULES

QUIET LIGHT SECURITIES, LLC **SCHEDULE 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2021

Computation of net capital				
Total member's equity			$	11,797,943
Deductions and/or charges:				
Nonallowable assets:				
Other assets	$	10,075		
Equipment and leasehold improvements, at cost		361,645		(371,720)
Other deductions and/or charges		2,975,238		(2,975,238)
Net capital before haircuts on securities positions				8,450,985
Haircuts on securities:				
Trading and investment securities:				
Options	$	336,193		(336,193)
Net capital			$	8,114,792
Computation of basic capital requirement				
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)				100,000
Net capital in excess of net capital requirement			$	8,014,792
Computation of aggregate indebtedness				
Aggregate indebtedness			$	806,194
Ratio of aggregate indebtedness to net capital			%	9.93

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2021.

See accompanying notes.

QUIET LIGHT SECURITIES, LLC   **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

QUIET LIGHT SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2021

The Company did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.